Filed by Marathon Petroleum Corporation
Commission File No.: 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor
Commission File No.: 001-03473

An audio replay of a presentation made by Marathon Petroleum Corporation (“MPC”) at the Barclays 2018 CEO Energy-Power Conference in New York, New York, reflected in the transcript below, was made available on the MPC website on September 5, 2018.

Forward-looking Statements
This communication contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation ("MPC"). These forward-looking statements relate to, among other things, the proposed transaction between MPC and Andeavor ("ANDV") and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as "anticipate," "believe," "could," "design," "estimate," "expect," "forecast," "goal," "guidance," "imply," "intend," "may," "objective," "opportunity," "outlook," "plan," "position," "potential," "predict," "project," "prospective," "pursue," "seek," "should," "strategy," "target," "would," "will" or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company's control and are difficult to predict. Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and ANDV on anticipated terms and timetable; the ability to obtain approval by the shareholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC's share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2017, and in the Form S-4 filed by MPC, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It
In connection with the proposed transaction, MPC and Andeavor have filed relevant materials with the SEC, including MPC's registration statement on Form S-4 that includes a definitive joint proxy statement/prospectus and was declared effective by the SEC on August 3, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of MPC and Andeavor. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from MPC at its website, www.marathonpetroleum.com, or by contacting MPC's Investor Relations at 419.421.2414, or from Andeavor at its website, www.andeavor.com, or by contacting Andeavor's Investor Relations at 210.626.4757.

Participants in the Solicitation Regarding the Proposed Acquisition
MPC and Andeavor and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed Acquisition. Information concerning MPC's participants is set forth in the proxy statement, filed March 15, 2018, for MPC's 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning Andeavor's participants is set forth in the proxy statement, filed March 15, 2018, for Andeavor's 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
MPC - Marathon Petroleum Corp at Barclays CEO Energy Power Conference 2018

EVENT DATE/TIME: SEPTEMBER 05, 2018 / 3:45PM GMT

CORPORATE PARTICIPANTS
Gary R. Heminger Marathon Petroleum Corporation - Chairman of the Board & CEO

PRESENTATION
Grant Porter Barclays - Vice Chairman
Good afternoon, my name is Grant Porter Vice Chairman of Banking at Barclays. I'm here at an equity research conference as a banker for one of the first times, and the reason why I'm here and research is not here because research is embargoed, given our privileged role as adviser to Marathon on the Marathon Andeavor transaction, which we're very proud of.

A great privilege to introduce my good friend of over 35 years, Gary Heminger. Gary really needs very little introduction. He's one of the longest-serving energy executives in the industry having been CEO of Marathon Petroleum since the spin-off in 2011. Paul Cheng, our research guy here who can't be here today was one of the first guys to coin the phrase golden age of refining, and Marathon Petroleum has certainly been the beneficiary of a scenario painted by Paul many years ago and recently reaffirmed by Paul as the continuing trend. Since its spin-off from Marathon Oil Marathon Petroleum, stock is up 300%, while the S&P is up 120% and the Dow is up 110. Dividends per share have grown approximately 20% compound annual from 2012 to 2017. Since the spin, $15 billion of capital has been returned to shareholders not including the $5 billion that was recently authorized in connection with the Andeavor announced transactions. So more to come there. So if return of capital is what shareholders want, this is your guy, Gary Heminger.

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
Well, good afternoon. Grant, thank you for the kind introductions, and welcome, everyone, to New York. I'm going to just give you a real quick agenda of what I'm going to discuss. For those of you who are not familiar with Marathon Petroleum, I'll just have a couple of moments to brief you on Marathon. I want to spend the majority of my time on the macro outlook on the downstream and the midstream sector of our business, and then I'm going to follow that with just a few slides to talk about the pending transaction and closing of Andeavor around the 1st of October.

We have a forward-looking statements, of course, and another set of forward-looking statements because we're going to discuss things about the transaction.

So first of all, if you look at on a pro forma basis, Marathon Petroleum Company and with this transaction we're doing with Andeavor, I should've said a new leading energy company. And in fact speaking with Paul Cheng, we've announced this transaction, he stated that you will be the first super refiner that I will talk about when I have the time to publish. But we have 3 major factors in the refining side that I will speak to in just a second, but this just outlines our refining, our midstream and our marketing. We'll have 16 refineries with a little over 3 million barrels a day of capacity, diversified now across all PADDs except here in PADD 1. Our Midstream, our Midstream is a very successful company by itself and will have a little over $5 billion of EBITDA within the Midstream as we close the transaction. And we'll have around 4,000 Speedway locations and almost 8,000 Marathon or our Arco-branded locations with an assured placement of about 70% or more of our refined gasoline volume everyday.

So there's 3 major points around refining that I ask you to consider, and that is that they have a very positive strong global market backdrop within refining. We have the ability to touch many advantaged crude markets, now I’ll get into the crude markets, when I get into the macro side of the business in just a little bit. But also, we believe that we are very well situated in that crude differentials are going to continue to be wider longer going forward. And again, I will discuss that in some detail in just a few minutes.

On the midstream side, there's certainly a steady pace of play on the midstream. You will see not only the U.S. crude oil production but U.S. NGLs, U.S. natural gas production across the entire depth and breadth of the Midstream segments that -- we are very, very strong in both the Permian and in the Marcellus and Utica areas, so very big growth areas within the midstream. And then due to our refining alignment MPC owning MPLX, Andeavor owning ANDX and eventually, we expect that we will merge those 2 MLPs. Having a very strong sponsor and very strong refining alignment certainly makes for a very strong midstream system and assured growth going forward.

And then lastly on the marketing side, as I said earlier, we have a very strong platform of both Speedway and Marathon, and I'll get into some details about our retail in just a second.

Looking at the integrated model and something that we're very proud of at MPC, we have been able since we spun off in 2011, in the early part of this decade, we're about 85% refining, 15% other businesses, mainly logistics and retail. And we've been able to completely turn to a balanced system at this point in time. Around 50% to 60% of our EBITDA going forward, we expect to be in the midstream and in the retail side of our business, but at the same time, we are growing our refining EBITDA. Over this period of time, we've had significant investment in our system and made a number of acquisitions, and each of those acquisitions have outperformed the transaction that I have outlined to you when we made the announcements. But what is so important here is that we're very diversified across the entire business mix, which has also led to the right side of the slide our free cash flow yield, -- this illustrates a very capital discipline where we expect to go by 2020, which continue to increase our free cash flow yield to our investors and be very capital disciplined in the time being.

And as Grant said earlier, being committed to our shareholders, we had 712 million shares when we had the IPO, spun off from Marathon in 2011, and we're down to around 456 million shares at this point in time just before we closed on this transaction. We bought back about 40% of our shares over this period of time so a tremendous investment back to the shareholder and paid over $4 billion of dividends in the same period. You will note as I get to some slides in just a little while, this is also predicate for how we expect to continue this business. As we announced the transaction, we stated that we have about $800 million left in I think it was the third tranche that we had been approved by our board and share buybacks, and we increased that by another $5 billion at the same time of announcing the transaction action, and we would expect to continue on a rapid pace after we come out of blackout and the earnings of the third quarter.

Lastly, before I get into the macro, I want to share with you also because I've dealt with many of your offices that look at corporate governance is that we are a very responsible and take this very serious responsible corporate leader. In the center of the slide, we have a pamphlet called Perspectives on Climate-related Scenarios, and we were the leader in preparing. In fact, we had many other energy companies that have followed our lead in preparing a climate-related scenarios footprint that we share with your governance offices to get your support for our business. But MPC has over 75% of the EPA Energy Star awards. -- and that's amazing. With all the refineries in the country, we have received 75% of those awards. And the list goes on and on about what we've accomplished in the corporate leadership realm.

Now turning to the macro outlook, I want to share with you some of the key outlooks for GDP, gasoline and diesel demand going forward. Of course, all of us I think are pretty much the same realm. We're expecting somewhere around a 3% GDP growth going forward. But on the gasoline demand side, again, this is global. I'll get to U.S. here in just a second. But around 0.5%, maybe 0.5% to 1% growth in global demand on the gasoline side, we have put together in this chart, we're expecting about a 0.6% growth in gasoline demand but about 1.2% growth in diesel demand going forward between now and 2030. And this growth in diesel demand is really going to be the precursor to IMO that I will speak about in just a second.

But another important aspect of the macro outlook that I think people are missing, and it hasn't been discussed enough yet but the President and his administration are discussing a rollback of the plan 2021 to 2025 U.S. CAFE standards. If, in fact, which we expect they will, that they roll back the standards and do this soon that this is going to equate to around a 350,000 barrel per day or 3% increase in U.S. gasoline demand. Now this is very important as I start talking about what might happen as we max out on diesel going forward for IMO, but keep this number 350,000 barrels per day increasing gasoline demand going forward. I think the market is missing this we're only looking at the diesel side of the crack, but we need to understand the gasoline side as well. As far as electric vehicles and autonomous vehicles, yes, we expect that they will both continue to grow, but we need to put that in perspective. The electric vehicles have grown -- have doubled their presence in 2015 to 2017 but still less than 1% of the global vehicle fleet. In Asia, fully autonomous cars may be available -- speaking about Asia on the electric vehicles, first, about more than 40% of all EVs on the road we're expecting to be in China, we are not expecting that big of a growth on the electric vehicles, but we think autonomous vehicles continue to have many hurdles before you will really see those being a big play in the marketplace.

Turning to distillate demand and I'm only going to talk about Latin America here because Latin America has become a new market when you look at it from a macro standpoint for U.S. refining. But due to the difficulties of being able to maintain a lot of the Latin America refineries in Mexico and Venezuela and other places, the demand for our distillate into those markets has really picked up. As you know, across the entire U.S. refining industry, we're still exporting around 2.5 million barrels per day of refined product. Latin America is a big new market for us over the last 5 years or so that we've been exporting. And we would expect as we look at those refineries in the countries I mentioned earlier that we still are the best alternative and the cheapest alternative in order to be able to supply distillate and, actually, gasoline into those marketplaces.

Looking at the global refining capacity and this is very important, again, backdrop as I get into IMO and some of the demands going forward. One of the global distribution capacity, we're looking at about 1 million-barrel per day growth in new capacity across the globe. But that's against 1.4 million-barrel per day demand across the globe. As you look at all refining capacity that you can look at the Oil and Gas Journal, the world refining journals, you look at all the big projects across the world, we see that the entire refining industry globally is very capital disciplined. And even though if you look at the right side of the slide, the U.S. refinery utilization this year had outpaced any other year as far as total throughput. We're showing here running around 95% or so of utilization over the summer months. Some will state, -- are we getting all of creep into the denominator, are we accounting for exports properly? And the understanding being you really can't run the refining sector at 95%, 96% utilization for a long period of time without some consequences from a maintenance standpoint. And I will add this. I believe the refining system, not only in the U.S. but globally, certainly, we have better balance sheets over the last 5, 7 years than we have previously. I think refineries are doing a better job of maintenance and a better job of keeping their plants up and running. Also, I think that refiners are doing a better job of clearly operating. There are better catalysts that are in the marketplace that improve the yields. So whether that number is 95%, 96% or if it's 92%, 93%, I don't think that matters. What's illustrated is we're running at peak new capacities. And when I get into the inventory slides in a little bit, it will tell the rest of the story. And that is, again, look at global and then I'll get to the U.S. But global gasoline inventories are midrange over the 5-year average. We're in very good shape from a gasoline standpoint. If you take it back to around 2014, we had very high inventories coming out after a hurricane season that year. We had very high inventories, and you see gasoline inventories have really come back into check midrange here on a global basis. But look at the global distillate inventories. We're at the low end of the 5-year range, and both of these are before we come into a very large turnaround, fall turnaround season both domestically and globally. I believe that the global distillate inventories will really drive the crack spreads across the entire refining sector in the third and fourth quarter and coming into the new year. And this, coupled with the increase in IMO pressure that you're going to see down the road here I think is going to lead to even better opportunities within the refining space. Looking at on the U.S. side, again, we're at the lower end of the 5-year average on the gasoline, but we're the lowest on distillate inventories as we're going into the big fall turnaround season. This is very important to understand as we go into this turnaround season because I believe with IMO embarking in 2020, many analysts have predicted that you will start to see an effect on the distillate crack spreads probably in mid '19. I would submit that we are expecting that you'll start to see here late third quarter, fourth quarter. As you start to change over '19, we're going to have to change over just like you do lower pressure gasoline and high pressure gasoline in the summer months we go from high to low. You have to change over the tanks you have to have the same type of lead time here to change over the tanks to be able to handle everything on to the ultra low sulfur diesel side of the business going forward. So very important inventories, and I think they're going to remain low going into '19.

When you look at who will really benefit from the changes in the inventories and the changes in the crack spreads that we expect will be there within the global refining industry, and I would say it will be the U.S. refining system and the net cash margin definitely in the U.S. refining system will outpace the balance of the world. And why is that? It's because the majority of the opportunity for upgrades of medium sours, heavy crudes, resid to be able to upgrade that into additional distillates is really going to, I think, be housed in the United States.

As far as MPC, just one slide here on where we stack up. We have 2 of the largest refineries in the Gulf Coast being Garyville and Galveston Bay. Garyville is rated by the Solomon index as the most cost-efficient refinery in the country. And Galveston Bay, we have improved by 2 quartiles since we took over in 2013. We believe that we are very, very well positioned with our refining system. I look at our overall refining system. We've been able to take all of our refineries, if I take you back about 10 years, we've been able to improve our entire refining system into-- on average, a second quartile and a couple of our biggest refineries first quartile performance. And expect to do the same thing with the Andeavor refineries that are mainly third and fourth quartile refineries in an operating cost per barrel per CDU basis. And we would expect over the next 5 years to be able to bring those refineries down into the cost curve where Marathon's refineries are.

I need to back up here and talk about before I really get into the details of IMO, where is the crude production coming and do we have ample crude production in order to be able to meet the demand that's in the marketplace? And the answer is absolutely yes. If you look at global crude oil production growth expected to be about 550,000 barrels per day through 2030. But if you look at the U.S. production curve, it is expected to grow upwards of almost 12 million barrels per day as we get out to the end of '19. This is really going to provide tremendous optionality to U.S. refineries. The U.S. refiners that are exporting 2.5 million barrels per day of refined product also exporting some crude out of the U.S., but as far as the options to import crude, to put pressure on some of the crude production here in the U.S. but also take advantage of whether it's a light sweet crude, whether it's a medium or whether it's a heavy, I think the U.S. refining industry is very, very well positioned.

Looking at the growth across the U.S. as I said earlier, growing by 19 up near to 12 million barrels per day and growing north of there by 2022. But the key is if you look at the bottom of the slide, the breakeven price, of course, Eagle Ford, Permian and Bakken, all those are basically in the same realm just sub-$50 a barrel are breakeven prices. And with the tremendous growth in the Permian, if you saw the news about Marathon, we announced a joint venture yesterday of another pipeline coming out of the Permian that will come over to our Galveston Bay refinery. There's just tremendous outlets and tremendous opportunities in all of these regions.

When I said earlier looking at the optionality around crude, and the U.S. is very, very well positioned on the light crude supply. But as I talk about the slide, I also want to bring to your attention that while -- if you look at manifest and import data from EIA over the last 18 months, you'll see very little, Middle East crude imported into the U.S. as the Middle East producers are trying balance the global market, that has really been the outcome, but I will state that here recently, that has started to change. The Middle East producers are becoming much more aggressive, wanting to bring their barrels back into this market this market is very important to them. But bringing this crude back into our market and I think -- again, what I said earlier, this is going to provide that optionality to the U.S. refining industry. Whether you import Arab medium crudes some Arab heavy is coming back onto the market has not been there for many years or you're looking at the exports going out of the U.S. of light sweet crudes and they're passing light sweet crudes wanting to be imported back into this market so I think what this illustrates is that we are expecting to see wider differentials going forward, not only on the Brent TI, but I would say in the Mars spreads, the Western Canadian spreads going forward.

That's illustrated on the slide here. As you see, so far in 2018, the Midland WTI spread has been much wider than 15 to 17 average. WCS has traded as wide as a 33% to 35% discount this year, and a $30 or so discount at times. And Brent TI, we put this slide together on a year-to-date basis trading at around $5 differential. As you know, the market today is about $7.50 differential.

The industry has great opportunities around crude differentials. I think supply and demand is very much balanced. Inventory levels are low. And what this illustrates then is if you look at the big hub in Cushing, Cushing is a hub, but it's also a hub to provide optionality. At Marathon, I think the entire PADD 2, PADD 4 and even down here in the Gulf Coast PADD 3, we have many options in order to be able to move crude into Cushing, whether it's coming from Canada, whether it's coming from Midland, whether it's coming from Bakken. Cushing becomes a hub that can move to all of the refining sectors in and around PADDs 2, 3 and 4. But the key comes down to what is the cost and the differential. I had one of my one-on-ones this morning had some questions what can be some of the risks against refiners if all this crude wants to be imported. And say it's very simple, the U.S. refining industry will still be able to capture the arb or the transportation differential as you see in the marketplace here. This is just a cost to get into a hub in Houston or in St. James or to the East Coast, but then you will always capture whatever the transportation cost to export that barrel into a foreign market.

So let me then get into the details of IMO. As you know, the International Maritime Organization, there really is not an IMO policing cop out there that's going to decide what may affect this market. I get a lot of questions on the think somebody might say let's relax kind of like CAFE, let's relax and really not implement this going forward. CAFE is a U.S. spec. IMO is a global spec. And what we're seeing across the entire channel is that insurance companies are putting in all their policies for shipowners that you have to comply with IMO or your insurance will be negated. We're seeing a number of countries put in stipulations and fines that unless you comply with IMO, it will be negated. And what we're talking about here is a switch of about 10% in the resid market. If you look at the resid market today being about 3.5 million barrels per day, you're going to see -- this is about 10% of the market that's going to go out of resid and then transfer into ultra low sulfur diesel. This is very important because if you look at the U.S. refining industry, we have the best opportunity when you look at the residual fuel oil production we have -- and it's because the U.S. refining industry has the big complex refineries the big complex kit to be able to upgrade coke and hydrocracking because you have to have a molecular change. You can't just hydrotreat resid. It has to go through another process in order to be able to upgraded to low sulfur diesel. U.S. has around 20% of the coking and hydrotreating capacity in the world. Still, I think the U.S. certainly is in a tremendous position going forward.

As far as on Marathon's side, on a pro forma basis, we are the best position of any refiner in the country as we go forward with almost 800,000 barrels a day of coking and hydrotreating capacity. And something that want to impart here is that we don't see this IMO as just being a peak and coming right back into a valley. We see this as long-term sustainable increase in the distillate crack. And if you go way back to the slide Slide 11 that I talked to you about earlier, I said remember the 350,000-barrel per day incremental demand on gasoline. If we had that incremental demand on gasoline, we have this call and more ultra low sulfur diesel, inventories are in check and are very low on the distillate side, I think this bodes very well for long-term, sustainable growth in refining margins. I had a question earlier today on why wouldn't you see refining kind of being at the peak. I said I don't think the party has even begun. With this IMO, with the differentials in crude oil and with the robust economy, I believe that the U.S. refining system is very, very well positioned for long-term sustainable growth.

If you look at Paul Cheng, of course, who is one of the leaders at Barclays, Paul says quantifying the impact of a potential gives us 2 million barrels. I believe it's going to be closer to 3 million-barrel per day shift in demand could have resid discounts of $20 a barrel sharply increasing diesel and gasoline price of $10 to $11 per barrel and wider light heavy differentials we're already seeing $7.50 Brent TI spreads. And in the center Morgan Stanley, analysts of the upcoming change one of the most significant shakeups in the refining industry has ever seen. As I get out of the macro side of refining here, I will just say that I believe we're just in the warm up stages we aren't in the early innings yet as we go forward with IMO. One other very key point is that most times when you see a market like this, as you see it coming, you would think it's a very easy market entry, and you can invest to capture some of these market margins. If you already haven't invested and you're not buttoning up the big capital projects, you're late to the game. It takes a long time to permit and a long time to build these big complex cokers and hydro crackers, but I think the kit that is in place is what's going to be in place. Your seeing what the supply side is and as long as the demand side stays where it is, I think you're going to see some very robust opportunities in refining going forward.

So now I'll switch to the macro side of midstream, and what is the midstream business all about? It's all about exports, exports and exports. It's export crude production, exporting NGLs and exporting natural gas, not just exporting out of the U.S. market but exporting across PADDs as well. In the next few slides, I will discuss how we see the NGL at the midstream space moving.

This slide is -- I want to explain this to you because it's very interesting while from 2015, we have about half of the drilling rigs running that we had back in 2015, but these numbers from 2016 and on, you have to apply a 2x or 2.5x factor because the new drilling rigs are so much more efficient, and the opportunity of those drilling rigs is really equal to the number of drilling rigs we had in place back at the beginning of this decade. The gas side, not as many drilling rigs on the gas side because the value of the gas volume coming out is not near as valuable as the crude side. But again, very robust drilling programs going on in the U.S., and you just can't compare the number of drilling rigs to get the right frame.

When you look at on the gas side, the 2 biggest basins in the U.S. are the Marcellus and the Permian with 19 billion cubic feet between the 2. And as you can see, the backdrop of Marathon's pipelines and due to our acquisition of MarkWest and the number of new investments we've made in the Permian area, we are very, very well situated to be able to attract both the processing fractionation and the movement of gas from both of those markets.

While this slide looks like every market has the same trajectory, it's true that if you look between now and 2022 in all of the markets, we're expecting LNG markets to grow to be a 6.6 billion cubic feet per day market. Mexico pipeline exports, we're looking to grow 1.6 billion cubic feet per day going into Mexico. Industrial, 3.8. Electric power generation, 2.5. It's both tremendous call for the U.S. natural gas production, and this fits right in with the President's main thesis around energy is that America will have energy dominance. And with our LNG exports, exports to other countries, the changeover from coal to electric power generation, I believe the U.S. midstream system is set up for complete dominance.

And along with the NGL, the increase in NGLs, comes along the opportunity for additional processing and fractionation. Most processing and fractionation are done in 200 million cubic feet per day increments. And as illustrated, with this increase in NGL production going forward, we would expect tremendous opportunities between now and 2030. And this is above and beyond the new ethane crackers that are coming on as well. So great growth opportunities but I think you're going to continue to see consolidation in the MLP space. And those who have -- I think are in the strong basins such as the Marcellus, the Delaware Basin, the Midland area as well as the requirements for processing and fractionation, we already have a very, very strong footprint in those markets, you're going to be really in the best position going forward from a processing standpoint.

So let me turn now to marketing and the retail trends, and I'll illustrate here the Marathon Speedway brands, but I'll share with you what we're seeing again from macro standpoint a little over 60% still of the U.S. convenience store retail gasoline marketing are one station owners. We're continuing to see a tremendous consolidation in the space. Very few own over 500 stores, but the store count of about 150,000 stores, but I think you're going to see due to the incremental cost, especially the incremental cost around benefits and medical costs, that the single store even the 500 stores or less is very difficult for them to be able to compete with some of the big chains that are in the marketplace. And in Speedway, we have one of the gap over 6 million loyal customers that are shopping in our stores every week at Speedway. I think the channels that have depth, the scale are the ones who eventually going to be the ultimate winners in retail chains. Looking at Speedway to just give you a little bit of backdrop, we're #2 in gasoline gallons sold per store per month, just under 200,000 gallons per store per month. But we're #1 in merchandise sales so nearly $150,000 per store per month in merchandise, but it all really equates to this slide is the most important slide. On an EBITDA basis, Speedway is #1 in the convenience store channel with EBITDA per store, per month and total margin dollars as well per store per month. We have about 2/3 of every margin dollar coming from inside the store, and other third, of course, from the refining products that we sell.

So let me close by just talking about the Andeavor combination on why, what the timing is and where we go from here. This combination we announced in April 30 we think is just a tremendous opportunity, again consolidating the marketplace, consolidating the refining. We did not set out to be the #1 refiner on a volumetric basis. We set out to be the top provider of income on a per barrel basis, and we have over 3 million barrels a day of capacity. I stated earlier about 12,000 retail outlets and 2 very, very strong MLPs that go together. It will be immediately accretive to earnings per share and cash flow per share. I'll talk about the synergies of greater than $1 billion here in just a minute. And we looked at this coupled with IMO coupled with inventory, coupled with the crude differentials that I talked about earlier, we think this is a must own refining marketing and midstream company. And again, I think with all the positives going in the marketplace, and I always want to share with you what risk I see, I think the refining industry is really teed up right now to have tremendous opportunities and being selective on our cost of goods sold or selective in our crude slate. We can be selective in the markets that we're going to export to, and I believe with the kit that is already in place, we should be able to take advantage of the markets as they are coming our way. I stated earlier that this is a complementary transaction. You'll notice that we had very little overlap. The only place would be up in the Minnesota, Wisconsin area where we have the ability to market some over gasoline, but everything else is complementary. But I will share that while the refineries are all in distinct and very strong markets in and of themselves, niche markets I would call them, we do have opportunities to certainly optimize crude we are one of the biggest buyers of Bakken crude in the marketplace and so is Andeavor will be able to optimize Bakken crude. We will be able to optimize WCS out of Canada. We'll be able to optimize the crudes in and around the Permian where they go west to El Paso or they come over to our Gulf

Coast refineries. So tremendous opportunities to optimize around the crude slate. So if you look at the synergies that we discussed we stated that we believe $1 billion or greater synergies going forward, and I would say since first of May when we been able to dig even deeper into the assets and the operations we announced our new executive team going forward, but I'm very confident of this $1 billion and so confident that we're going to incent all of our employees, and that this is the #1 priority over the next 3 years to not only hit but exceed our target on synergies. I can go down through the list here, but each one of the synergies that we have highlighted, we're very confident the retail side we have the experience the technical skill to be able to take the retail and make it look like Speedway. And didn't have opportunity. They don't have the home the back office or the technical platform to be able to do that. We can do that almost overnight so all the synergies we're very, very confident. We're going to be able to develop. If I take you back to the last 5 years of acquiring Galveston Bay, acquiring Hess, acquiring MarkWest and now Andeavor, every transaction, we have underpromised and overperformed in our synergy targets. So lastly, this is I think an opportunity for tremendous shareholder value creation. As I stated earlier, it's immediately accretive. We have greater than $5 billion of incremental cash flow, and that's going to support a long-term share buyback opportunity and dividend growth opportunities. We're going to continue to be very capital disciplined as we go forward. Another very key component of this transaction, we've been to all the refineries. We've been to all the major midstream hubs. We're not seeing any incremental capital that we hadn't already envisioned to be required for this transaction.

So with that, I thank you for your attention. As I summarize the global outlook, I think refining is in the best place my 40 plus years with Marathon. I think refining is in the absolute best place globally that it has ever been in. And refining used to be considered a very cyclical business, but I think we're in it for the long run, long run of sustainable growth. This isn't a one and done type scenario. This has several years to run after we get through the initial peak of IMO, I expect distillate cracks to be higher for longer as we go forward.

So I thank you for your attention. Grant, thank you for inviting me here today. I appreciate your time. Thank you.

Unidentified Analyst
We have a few minutes for some questions from the field. There are some people here with microphones that will be roaming around. I'll just start off with a couple of questions, and please raise your hand and we can come to you and get your questions responded to. Gary, you talked about regional differentials of being sustainably wider. When do you think those bottlenecks are overcome you have your own project obviously taking crude from the Permian to the Gulf Coast Other people have similar projects. Is this a temporary phenomenon or is it going to continue for a longer period of time?

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
I think a perfect example of this if you go back to relieve the early part of late 90s, early 2000s, tremendous differentials in Canada. I remember giving a speech up in Calgary at that time, I said you can't save yourself to profitability. You have to open up new markets. They were looking at doing some changes in the fringes of royalty at the time. So you really have to open up new markets in a matter of 4 years open up tremendous new markets, but production outpaced pipeline takeaway capacity, and those markets continue -- and those differentials continue to be very wide. You see the same thing in the Permian you saw it in the Bakken the Bakken is somewhat compressed and became much more competitive from a pipeline takeaway capacity. But if you look at rail costs, you go to the East Coast, you go to the West Coast, you get to St. James. It's $10 to $12 a barrel. You have to have a new market. You have to have a new opportunity in order to be able to take the pressure of those markets. So I think you're going to see wider differentials for quite some period of time but most important thing I think the crude market most people don't have the optics like we do as being we're going to buying 3 million barrels of crude everyday. There's more Middle East crude coming our way and that's going to put cost friction in the marketplace.

Unidentified Analyst
Can you talk about the opportunity set in Mexico? Obviously, you have a strategy. Andeavor has a strategy. Somewhat different talk about how those 2 or resolved we've also got a new administration in Mexico with certain pronouncements about what they're going to do with their own internal refining investments, and that's a very large market for your export product. Can you talk about how that pans out and what your strategy response is going to be?

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
This is something really that intrigued me about Andeavor, which is they have been working to balance the PADD 5 market and the way to balance that would be to push more barrels down in Mexico. So they've done that by investing in the Northwest area of Mexico and been able to move, I think, around 30,000 barrels a day in the marketplace in that period of time and that's what a new company coming in with new investment. At the same time, we've been averaging about 100,000, 110,000 barrels a day of supply into the eastern side of Mexico today. So 2 different strategies. I think we will continue to go with those strategies. We're working with both PMI and PMX on those strategies, and I think there's room for both going forward. And I think the most important thing is the balances PADD 5 coming down by being able to supply Mexico, and I think that's a great strategy going forward. There's a question back here?

Unidentified Analyst
Let's go to the field out here.

Unidentified Analyst
Just as a follow-up to your question on the opening markets and the global export market, how much do you worry that the current administration threats in terms of unwinding NAFTA and some of the tariffs on steel, how do you think about that?

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO

There's a new pipeline we announced yesterday. If you look at the cost of building a new pipeline about 40% is labor, probably 30%, 40% are all the materials, pipe, valves so and so forth in the balance will be engineering cost. That certainly won't be the end all determining factor if there's tariffs on steel whether or not we go forward with a pipeline and I would find it hard to believe that any pipeline really change course due to whatever the tariff would be on steel. The majority of the cost will be on the labor. When you add labor and engineering that's going to be 60% to 70% of the cost. So if you take the pipe and add 10% tariff, it will affect the return, but it won't be significant.

Unidentified Analyst
You guys have driven really strong performance this year, really outperforming the analyst expectations both quarters this year, yet the stock is flattish. What do you guys think you can do to highlight the value there. And I noticed on page 6 you have MPC free cash flow yield of 11% in 2020. We're calculating MPLX free cash flow of 11% in 2020 for recurring cash flow midstream business. How do you see depth MLP market and have you guys considered C-corp conversion or any other ways to highlight the value for investors?

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
Very prudent question, Todd. The MLPs markets have a virus right now of very low inflow of capital coming in or I should say inflow of investments and funds buying the MLPs. We still rank as one of the top growth MLPs in the marketplace. And yes, it is disappointing that we did a big -- in fact, it was a year ago today we announced the big strategic plan to drop more into out MLP. We did it quickly. At the end of the year, we say we were going to buy back almost $3 billion worth of Marathon stock. We've accomplished most of that. We've done everything that all of you I know supported and prescribed, but it really comes back to the funds the flow into the MLP space. We're perfectly positioned. Mike has done a great job in growing commercial opportunities we have around MLP, but we're in this for the long haul. I think we're very, very well-positioned. We'll see what happens. Yes, we have looked at many different structures. But still, we have a tremendous tax shelter in our setup today. We continue to study all of the structures and study them carefully.

Unidentified Analyst
A question here.

Unidentified Analyst
A few minutes ago, you mentioned that there's a lot of Middle Eastern crude coming this way. I was just curious where do you see it coming from, like which countries? And what time frame, later this year or in the next couple of years?

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
What I mentioned is there's a lot of interest in the Middle East suppliers trying to get back in and selling to us. It still has to be at the right price. It still has to be at the right time. So I'm not saying it's here yet. What I was saying is pay attention. Keep an eye on the EIA data. Keep an eye on the manifest, what's coming because being one of the largest -- we will be the largest purchaser of crude in North America, we're getting a lot of knock on the doors you want to come back and sell more crude into your marketplace, and that's going to put further pressure I think on the crude markets moving forward.

Unidentified Analyst
Unfortunately, I think we're out of time. We're going to resume the rest of the conference at 1:00. So thank you all for attending. And Gary, thank you very much for being our keynote speaker in this most important event for us.

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
Thank you very much.

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